                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended April 30, 2001 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ____________


                        Commission File Number 333-55380


A.       Full title of the plan and address of the plan:

                       KPMG Consulting, Inc. 401(k) Plan
                       c/o Human Resources
                       KPMG Consulting, Inc.
                       1676 International Drive
                       McLean, Virginia  22102

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                       KPMG Consulting, Inc.
                       1676 International Drive
                       McLean, Virginia 22102

                              REQUIRED INFORMATION

Independent Auditors' Report

Audited Statement of Financial Condition

Audited Statement of Income and Changes in Plan Equity


Exhibits:

Exhibit 23.1  Consent of Independent Certified Public Accountants

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                    KPMG CONSULTING, INC. 401(K) PLAN


Date:  March 22, 2002             By /s/ Mary Sullivan
                                       -------------------------------
                                       Mary Sullivan
                                       Chair, 401(k)Plan Committee


                                 C O N T E N T S

                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                           F-2


Financial Statements

      Statements of Net Assets Available for Benefits                        F-3

      Statements of Changes in Net Assets Available for Benefits             F-4

      Notes to Financial Statements                                   F-5 - F-14


Supplemental Schedules

      Report of Independent Certified Public Accountants
         Applicable to Supplemental Schedules                               F-16

      Schedule H, Item 4i - Schedule of Assets Held for
         Investment Purposes - April 30, 2001                        F-17 - F-18

      Schedule H, Item 4i - Schedule of Assets Held for
         Investment Purposes - April 30, 2000                        F-19 - F-20

      Schedule H, Item 4d - Schedule of Nonexempt
         Transactions - April 30, 2001                                      F-21

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





KPMG Consulting, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits, as of April 30, 2001 and 2000, of the KPMG Consulting, Inc. 401(k) Plan (the "Plan"), and the related statements of changes in net assets available for benefits for the year ended April 30, 2001 and for the period from February 1, 2000 (inception) to April 30, 2000. These financial statements are the responsibility of the management of the Plan. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan, as of April 30, 2001 and 2000, and changes in net assets available for benefits for the year ended April 30, 2001 and for the period from February 1, 2000 (inception) to April 30, 2000, in conformity with accounting principles generally accepted in the United States of America.


GRANT THORNTON LLP

New York, New York
January 28, 2002

                        KPMG Consulting, Inc. 401(k) Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                              April 30,
                                                     ------------------------
                                                         2001           2000
                                                     ------------   ---------

ASSETS

    Investments (Note C)                             $244,355,000   $224,501,444
    Loans to participants                               8,043,639      6,417,294

    Receivables
       Company contributions, net of forfeitures       13,640,180        642,710
       Contribution from KPMG LLP (Note E)                  -          5,226,369
       Participant contributions                            -          2,266,399
       Reimbursement of expenses (Note A-7)                47,008          -
                                                     ------------   ------------

         Total receivables                             13,687,188      8,135,478
                                                     ------------   ------------

    Cash and cash equivalents                             131,922        165,954
                                                     ------------   ------------

         NET ASSETS AVAILABLE FOR BENEFITS           $266,217,749   $239,220,170
                                                     ============   ============




The accompanying notes are an integral part of these statements.

                        KPMG Consulting, Inc. 401(k) Plan

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                          Period from
                                                                                                          February 1,
                                                                                  Year ended            2000 (inception)
                                                                                   April 30,              to April 30,
                                                                                     2001                     2000
                                                                                ---------------         ----------------
Additions to net assets attributed to:
    Investment (loss) income
       Net (depreciation) appreciation in fair value of
          investments (Note C)                                                    $(42,900,700)           $  37,428,941
       Interest and dividends                                                       15,398,763                  579,582
                                                                                  ------------           --------------

           Total investment (loss) income                                          (27,501,937)              38,008,523

   Contributions
      Participant contributions and rollovers                                       58,459,965               16,229,246
      Company contributions, net of forfeitures                                     13,682,248                  642,710
                                                                                  ------------           --------------

           Total contributions                                                      72,142,213               16,871,956

    Reimbursement of investment managers' fees (Note A-7)                              148,220                    -

    Initial transfer from KPMG LLP 401(k) Plan (Note A-1)                                -                  180,536,579
    Transfer from KPMG LLP 401(k) Plan (Note A-10)                                   9,746,591                    -
    Transfers of matching contributions from KPMG LLP
        401(k) Plan (Note E)                                                             -                    5,226,369
                                                                                  ------------            -------------

    Total transfers from KPMG LLP 401(k) Plan                                        9,746,591              185,762,948

    Other  (Note A-8)                                                                  455,444                    -
                                                                                  ------------            -------------

           Total additions                                                          54,990,531              240,643,427

Deductions from net assets attributed to:
    Benefit payments to participants                                                27,905,726                1,423,257
    Administrative expenses (Note A-7)                                                  87,226                    -
                                                                                  ------------            -------------

           NET INCREASE IN NET ASSETS                                               26,997,579              239,220,170

Net assets available for benefits
    Beginning of period                                                            239,220,170                  -
                                                                                  ------------            -------------

    End of period                                                                 $266,217,749            $ 239,220,170
                                                                                  ============            =============


The accompanying notes are an integral part of these statements.

                        KPMG Consulting, Inc. 401(k) Plan

                          NOTES TO FINANCIAL STATEMENTS

                             April 30, 2001 and 2000

NOTE A - DESCRIPTION OF THE PLAN

  1. General

     The following brief description of the KPMG Consulting, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the provisions of the Plan.

     Effective February 1, 2000, KPMG LLP spun off its consulting practice into a wholly owned subsidiary of a recently established corporation, KPMG Consulting, Inc. (the "Company" or "KCIN"). In connection with this transaction, KCIN established a new 401(k) plan for its employees. Balances in the KPMG LLP 401(k) Plan belonging to former employees of KPMG LLP, who became employees of KCIN effective February 1, 2000, were transferred to the KCIN 401(k) Plan, which became the opening balance in the Plan. Since the Plan invests in the same investment options, balances were transferred on a no gain or loss basis.

     The Plan is a defined contribution plan. All full-time employees of the Company are eligible to participate. The Plan has two features: the 401(k) portion, which allows participants to make pre-tax contributions, and the thrift portion, which allows participants to make after-tax contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective May 1, 2001, the Plan was amended to establish a discretionary specified minimum employer contribution (Note K).

  2. Contributions

     Participants may contribute from 1 percent to 20 percent of their annual pre-tax compensation to the maximum permitted by the Internal Revenue Code, $10,500 for the calendar years 2001 and 2000, as further limited by the Internal Revenue Code. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of options, including a money market fund, collective trusts, guaranteed interest and annuity contracts, mutual funds and Company common stock as investment options to participants. Eligible employees may receive an employer matching contribution granted at the discretion of the Board of Directors of up to 50 percent of the first six percent of pre-tax base compensation contributed to the Plan.

                        KPMG Consulting, Inc. 401(k) Plan

                             April 30, 2001 and 2000

NOTE A (continued)

     The matching contribution is calculated once a year on the last date of the Plan year for active participants on that date. Matching contributions may be made in cash or common stock of the Company. Matching contributions for the year ended April 30, 2001, and for the period from February 1, 2000 (inception) to April 30, 2000, were paid in cash subsequent to the respective Plan year-end and were reduced by forfeitures of approximately $883,000 and $621,000, respectively. Forfeitures represent the nonvested account balances for participants who have terminated their employment with the Company. (See Note E.)

     The Company may, at its discretion, make profit-sharing contributions to the Plan to eligible employees, allocated according to their relative amount of compensation. No profit-sharing contributions were made for the Plan year ended April 30, 2001, and for the period from February 1, 2000 (inception) to April 30, 2000.

  3. Participant Accounts

     Individual accounts are maintained for each participant. The account of each participant is credited with: (a) the contributions of the participant, (b) allocation of any applicable Company contributions, and
     (c) an allocation of plan earnings, based on account balances. The account balances are charged for loans and withdrawals of the participants. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

  4. Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of the participant's account balance, plus actual earnings thereon, is based on years of service. A participant is 100% vested after five years of credited service.

  5. Participant Loans

     Active participants may borrow from their vested accounts, excluding the thrift account, a minimum of $500 to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. Loan terms range from one to five years or up to twenty years for the purchase of a primary

                        KPMG Consulting, Inc. 401(k) Plan

                             April 30, 2001 and 2000
NOTE A (continued)

     residence. The loans are secured by the vested balances in the accounts of the participants and bear interest at a fixed rate commensurate with the prime interest rate at the date of the loan. As of April 30, 2001 and 2000, interest rates ranged from 6.0% to 8.5%. Principal and interest are paid ratably, generally through payroll deductions. A participant may have up to two loans outstanding at any time.

  6. Payment of Benefits

     Upon termination of service, a participant who has vested benefits below $5,000 receives a lump-sum distribution. A participant whose vested benefits equal or exceed $5,000 may elect to receive the vested portion of his/her account as a lump-sum distribution, or in monthly installments over a period not to exceed his/her life expectancy, or the joint and last survivor life expectancy of him/her or his/her beneficiary. Active employees, over the age of 59-1/2, may withdraw all available amounts in their accounts. Certain hardship withdrawals by active employees may be allowed, as determined by the Company's 401(k) Plan Committee, to the maximum amount available for hardship distribution in the account of the participant. Benefit payments for the year ended April 30, 2001 include approximately $12,000 of corrective distributions.

  7. Administration

     Employees of the Company and KPMG LLP provide services to the Plan. Neither these individuals, nor the Company or KPMG LLP, receive compensation from the Plan. Substantially all administrative expenses, including the expenses related to the use of premises, facilities and equipment, etc., for the year ended April 30, 2001, and the period ended April 30, 2000, were paid by the Company.

     As of January 1, 2001, the Plan entered into an arrangement with Fidelity Investments, one of the investment managers of the Plan, whereby Fidelity would reimburse the Plan the management fees paid as part of fund expenses, since Fidelity performs no management services for the Plan. For the year ended April 30, 2001, an aggregate of $148,200, of which $47,008 was received subsequent to April 30, 2001, was refunded to the Plan. Such funds were used to pay Plan expenses of $87,226, including accounting, legal and other investment advisory fees.

                        KPMG Consulting, Inc. 401(k) Plan

                             April 30, 2001 and 2000

NOTE A (continued)

  8. Trust Fund

     The assets of the Plan are held by Merrill Lynch & Co., as Trustee, of the KPMG Consulting, Inc. 401(k) Plan Trust (the "Trust"). The assets in the Trust are invested in various mutual funds, guaranteed interest and annuity contracts, collective trusts, money market funds and Company common stock. The assets of the Plan are invested with the following investment managers as of April 30, 2001 and 2000: Fund Asset Management, L.P. and Merrill Lynch Asset Management, L.P. (subsidiaries of Merrill Lynch & Co.); Fidelity Management and Research Company; Templeton Global Advisors Limited; and Massachusetts Financial Services Company; Lord Abbett; Mercury Hotchkis and Wiley; Federated Investors; and Munder Net Net. (See Note A-9.)

     On December 14, 2000, the assets that were held in three mutual funds, for which Merrill Lynch ("Merrill") is the investment manager, were transferred into collective trusts with the same investment guidelines. Merrill determined that the assets held in the mutual funds should have been invested in the respective collective trusts at the time that Merrill became the trustee and recordkeeper for the KPMG LLP 401(k) Plan and the KPMG LLP Money Purchase Plan (March 1997), and advised KPMG LLP (predecessor plan sponsor) and the Company of this matter. The respective collective trusts have lower overall expense ratios. Each participant's account was corrected to reflect his or her balance had his or her investments been placed in the collective trusts, rather than the mutual funds, at the time he or she originally elected this investment choice. Neither KPMG LLP nor the Company was required to fund additional contributions to the Plan. The net effect of this transfer was to increase the total assets of the Plan by $455,444.

  9. Plan Amendment

     In May 2000, the Plan was amended whereby participants in the Plan may elect to invest in KPMG Consulting, Inc. common stock. Merrill is authorized to purchase shares on the open market as trustee of the Plan. Additionally, on February 7, 2001, the Company filed a Registration Statement on Form S-8, registering an aggregate of 15,000,000 shares of Company common stock to be issued to Plan participants, as needed.

 10. Transfers from the KPMG LLP 401(k) Plan

     Subsequent to February 1, 2000, and through the date of the Company's Initial Public Offering, additional employees transferred to the Company. Account balances of employees who transferred up through April 30, 2001, are reflected as transfers from the KPMG LLP 401(k) Plan.

                        KPMG Consulting, Inc. 401(k) Plan

                             April 30, 2001 and 2000



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  1. Basis of Accounting

     The financial statements of the Plan are prepared using the accrual method of accounting.

  2. Investment Valuation

     The investments of the Plan are stated at fair value, except for guaranteed investment contracts which are valued at contract value in accordance with AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" ("SOP 94-4"). Contract value represents contributions made under the contract plus earnings, less participant withdrawals. Participants may direct the withdrawal or transfer of all or a portion of their investments at contract value.

     Shares of Company common stock are valued at quoted market prices at the end of the period. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Other investments, not having an established market value, are valued at estimated fair value, as determined by the Trustee.

     Purchases and sales of securities are recorded on a trade-date basis, and gain or loss on disposition is based on average cost. Unsettled security transactions at year-end are reflected in the financial statements as a net payable or receivable. Dividend income is recorded as of the "ex-dividend date," and interest income is recorded on the accrual basis.

  3. Use of Estimates

     The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions in determining the reported amounts of net assets and disclosure of contingent assets and liabilities, as of the date of the financial statements, and reported amounts of additions to and deductions from the net assets during the reporting period. Actual results may differ significantly from those estimates.

  4. Payment of Benefits

     Benefits are recorded when paid.

                        KPMG Consulting, Inc. 401(k) Plan

                             April 30, 2001 and 2000



  NOTE B (continued)

     5. Significant New Accounting Pronouncements

        In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged and specifies detailed criteria to be met to qualify for hedge accounting. SFAS No. 133 supersedes SOP 94-4 with respect to accounting for guaranteed investment contracts, requiring such contracts to be valued at fair value and not contract value. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. The Company is evaluating the impact that this statement will have on the Plan's results of operations, financial position and related disclosures.

   NOTE C - INVESTMENTS

     The following investments represent 5% or more of the Plan's net assets as of April 30, 2001 and 2000:

                                                                                 April 30,
                                                                  --------------------------------
                                                                       2001               2000
                                                                  --------------      ------------
        Merrill Lynch Basic Value Fund, 847,359 units
            and 674,625 units, respectively                         $29,072,892        $25,628,997
        Fidelity Magellan Fund, 542,810 units and
            462,950 units, respectively                              61,690,345         63,461,140
        Merrill Lynch Equity Index Trust, 509,572 units
            and 414,697 units, respectively                          44,373,508         41,602,355
        MFS Emerging Growth Fund, 447,822 units and
            331,353 units, respectively                              17,263,542         22,697,705
        Blended Fixed Interest Fund, 30,295,450 units
            and 24,430,132 units, respectively                       30,295,450         24,430,133

                        KPMG Consulting, Inc. 401(k) Plan

                             April 30, 2001 and 2000



   NOTE C(continued)

     The Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

                                                               Period from
                                                               February 1,
                                                                  2000
                                            Year ended         (inception)
                                             April 30,         to April 30,
                                               2001                2000
                                           ------------        -----------

          Mutual Funds                     $(36,057,321)       $25,705,983
          Collective Trusts                  (6,742,360)        11,722,958
          Common Stock                         (101,019)                 -
                                           ------------        -----------

                                           $(42,900,700)       $37,428,941
                                           ============        ===========

     All investments are participant directed.

     As of October 31, 2001, the weighted average net asset values of the Plan's investments at April 30, 2001 declined by an average of 14%.

   NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANIES

     The Blended Fixed Interest Fund invests in a guaranteed interest contract with JP Morgan and in the Merrill Lynch Retirement Preservation Trust (MLRPT), which invests in guaranteed interest and annuity contracts and synthetic GICs.

     As of April 30, 2001 and 2000, the interest rate, applicable to guaranteed interest and annuity contracts, was 6.49%. The average yields, applicable to these contracts for the year ended April 30, 2001, and for the period from February 1, 2000 (inception) to April 30, 2000, were approximately 6.58% and 6.43%, respectively.

     The Blended Fixed Interest Fund is valued at contract value as permitted by SOP 94-4. As of April 30, 2001 and 2000, the contract value of the Blended Fixed Interest Fund approximates the aggregate fair value calculated by the Trustee. The aggregate fair value was calculated by the Trustee based on the discounted present value of the cash flows of the instruments held by the Blended Fixed Interest Fund,

                        KPMG Consulting, Inc. 401(k) Plan

                             April 30, 2001 and 2000



   NOTE D (continued)

     without regard to the benefit-responsive features or other particular contractual provisions of any such instruments and does not necessarily represent the actual value of the Blended Fixed Interest Fund.

     There are no reserves against contract value for credit risk of the contract issuers or otherwise.

   NOTE E - CONTRIBUTIONS AND TRANSFERS

     For the three months ended April 30, 2000, participants in the Plan received a matching contribution equal to 25 percent of the first six percent of pre-tax base compensation (up to the maximum limit allowed by the Internal Revenue Service) that was contributed by such participant to the KPMG LLP 401(k) Plan during the period from May 1, 1999 to January 31, 2000. Such matching contribution was recorded as contribution income on the KPMG LLP 401(k) Plan, and reflected as transfers of matching contributions from the KPMG LLP 401(k) Plan in the financial statements of the Plan.

     Additionally, plan participants as of April 30, 2000, received a Company match equal to 25 percent of the first six percent of eligible pre-tax base compensation contributed to the Plan during the period from February 1, 2000 (inception) to April 30, 2000, provided that their eligible base compensation earned during the period from May 1, 1999 to January 31, 2000 did not exceed the maximum allowable compensation under the Plan. Such contribution has been reflected as contributions in the financial statements of the Plan.

   NOTE F - THRIFT FEATURE

     The Thrift Feature allows employees to make voluntary contributions, to a maximum of 10% of after-tax compensation. As of April 30, 2001 and 2000, the portions of net assets available for benefits, relating to the Thrift Feature, were approximately $8,769,000 and $6,738,000, respectively.

                        KPMG Consulting, Inc. 401(k) Plan

                             April 30, 2001 and 2000


NOTE G - RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and collective trusts managed by Merrill. Additionally, certain assets of the Plan are invested in the MLRPT, which is managed by Merrill. As of April 30, 2001 and 2000, Merrill was the trustee of the Plan, and, therefore, these transactions are considered party-in-interest transactions. Additionally, Merrill acts as the recordkeeper for the Plan. Fees for the investment management and recordkeeping services are paid by the Company.

     Certain investment management fees were reimbursed by Fidelity during the year ended April 30, 2001. (See Note A-7.)

NOTE H - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE I - INCOME TAX STATUS

     The Plan Administrator has submitted a request for determination to the Internal Revenue Service. The Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code.

NOTE J - PROHIBITED TRANSACTION

     Under U.S. Department of Labor regulation section 2510.3-102, salary deferrals to a 401(k) plan and loan repayments that are withheld from employees' paychecks must be deposited into the plan as soon as reasonably possible, but in no event later than the fifteenth business day of the month following the month of the withholding from the paycheck. When this regulation is not satisfied, the plan sponsor has engaged in a prohibited transaction.

     During the plan year ended April 30, 2001, the Company inadvertently engaged in a prohibited transaction. The Company remitted two deposits to the Plan after the required fifteen days. Salary deferrals of $71,000 and participant loan repayments of $1,590 were due on June 21, 2000, but were not deposited into the Plan's account until July 14, 2000. These late remittances arose because the Company did not receive timely payroll information from the payroll department of a former subsidiary. The payroll of this subsidiary was combined with the Company's payroll on July 1, 2000.

                        KPMG Consulting, Inc. 401(k) Plan

                             April 30, 2001 and 2000


NOTE J (continued)

     The Company is taking corrective actions relating to these prohibited transactions, which consist of: (a) restoring lost interest on the deposit to the participants; (b) restoring earnings on the lost interest to the Plan based on applicable IRS regulations, and (c) filing IRS Form 5530 and paying the applicable excise tax. Excise taxes are calculated at 15% of the earnings plus the interest on the earnings on the late deposits. Management of the Company believes that corrective actions will be completed no later than March 15, 2002. Based on information currently available to the Company, the Company estimates that the total cost of the lost earnings thereon will aggregate approximately $120.

NOTE K - SUBSEQUENT EVENTS

     1.  Discretionary Contribution

         Effective May 1, 2001, the Plan was amended to establish a discretionary specified minimum contribution to the Plan associated with those participants who were participants from the first day to the last day of the Company's tax year, which begins on July 1 and ends on June 30. The specified minimum contribution will be determined and paid on or before March 15.

         The specified minimum contribution will be allocated based on the participant's deferral percentage. If any of the specified minimum contribution remains after the allocation, the remaining amount can be used as an employer match contribution to each first day participant's match account. This will be made without regard to the "employed as of the last day of the Plan year" requirement of employer match contributions. Any further remaining specified minimum contribution after allocation as an employer match shall be allocated as a profit-sharing contribution to each first day participant's profit-sharing account in the ratio of their compensation.

     2.  New Investment Options

         Beginning January 1, 2002, the Company is making available to participants eight new mutual fund investment options, eliminating five existing mutual fund investment options and providing participants with a portfolio rebalancing service at no cost.

                             SUPPLEMENTAL SCHEDULES X

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                      APPLICABLE TO SUPPLEMENTAL SCHEDULES

KPMG Consulting, Inc. 401(k) Plan

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole, as of April 30, 2001 and 2000, of the KPMG Consulting, Inc. 401(k) Plan and for the year ended April 30, 2001 and for the period from February 1, 2000 (inception) to April 30, 2000. The supplemental schedules included in the table of contents are presented for the purpose of additional analysis, and are not a required part of the basic financial statements, but are supplementary information required by the Rules and Regulations for Reporting and Disclosure of the Department of Labor, under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the management of the Plan. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements, taken as a whole.

GRANT THORNTON LLP

New York, New York
January 28, 2002

                        KPMG Consulting, Inc. 401(k) Plan

      SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR

                                 April 30, 2001

Employer Identification Number - 22-3680505
Plan Number - 001

                                                  (c)  Description of investment, including
  (a)    (b)   Identity of issue, borrower,            maturity date, rate of interest,              (e)     Current
               lessor or similar party                 collateral, par or maturity value                      value
               ----------------------------            --------------------------------------               ---------
   *    Merrill Lynch Institutional Fund               Money Market Fund,
                                                         4,703,840.1240 units                            $    4,703,940
   *    Merrill Lynch Basic Value Fund                 Mutual Fund,
                                                         847,359.1261 units                                  29,072,892
        Fidelity Magellan Fund                         Mutual Fund,
                                                         542,809.9106 units                                  61,690,345
   *    Merrill Lynch Corporate Bond Fund -            Mutual Fund,
            High Income Portfolio                        640,196.9726 units                                   3,425,054
   *    Merrill Lynch Equity Index Trust Fund          Collective Trust,
                                                         509,571.7400 units                                  44,373,508
   *    Merrill Lynch Balanced Capital Fund            Mutual Fund,
                                                         214,002.5114 units                                   6,313,074
        Templeton Foreign Fund                         Mutual Fund,
                                                         1,130,546.7792 units                                11,373,301
   *    Merrill Lynch Growth Fund                      Mutual Fund,
                                                         460,233.7229 units                                   8,541,938
        MFS Emerging Growth Fund                       Mutual Fund,
                                                         447,822.0884 units                                  17,263,542
   *    Blended Fixed Interest Fund                    Guaranteed Interest and Annuity Contracts,
                                                         30,295,450.4321 units                               30,295,450
        Lord Abbett Global Fund, Inc. -                Mutual Fund,
            Income Series                                12,516.0837 units                                       80,103
        MFS Global Equity Fund                         Mutual Fund,
                                                         32,549.3948 units                                      653,917
        Hotchkis & Wiley Small Cap Fund                Mutual Fund,
                                                         52,747.9672 units                                    1,280,193
        Hotchkis & Wiley International Fund            Mutual Fund,
                                                         41,092.2192 units                                      975,900
   *    Merrill Lynch Small Cap Index Collective       Mutual Fund,
          Trust                                          166,170.3139 units                                   2,412,793

*    Party-in-interest.

                        KPMG Consulting, Inc. 401(k) Plan

      SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AT END OF YEAR (continued)

                                 April 30, 2001

Employer Identification Number - 22-3680505
Plan Number - 001

                                                    (c)  Description of investment, including
  (a)    (b)   Identity of issue, borrower,              maturity date, rate of interest,          (e)     Current
               lessor or similar party                   collateral, par or maturity value                  value
               ----------------------------              --------------------------------------           ---------
   *    Merrill Lynch Aggregate Bond Index                Mutual Fund,
            Collective Trust                                222,709.9358 units                         $    2,988,768
   *    Merrill Lynch International Index                 Mutual Fund,
            Collective Trust                                184,844.7230 units                              2,299,469
        Lord Abbett Developing Growth Fund, Inc.          Mutual Fund,
                                                            83,223.8382 units                               1,210,907
        Federated American Leaders Fund, Inc.             Mutual Fund,
                                                            12,777.3206 units                                 319,177
        Massachusetts Investors Growth Stock Fund         Mutual Fund,
                                                            489,250.3198 units                              7,216,442
        Massachusetts Investors Trust                     Mutual Fund,
                                                            62,094.3286 units                               1,147,503
        MFS Research Fund                                 Mutual Fund,
                                                            66,988.1111 units                               1,467,040
        MFS Bond Fund                                     Mutual Fund,
                                                            58,616.4512 units                                 723,327
        MFS Government Securities Fund                    Mutual Fund,
                                                            120,298.5874 units                              1,156,069
        Munder NetNet Fund                                Mutual Fund,
                                                            84,989.0837 units                               2,113,679
   *    KPMG Consulting, Inc. Common Stock                Common stock,
                                                            80,504.1253 shares                              1,256,669
                                                                                                        -------------

                                                                                                       $  244,355,000
                                                                                                        =============

        Loans to participants **                                                                       $    8,043,639
                                                                                                        =============

        Cash and cash equivalents                                                                      $      131,922
                                                                                                        =============

   * Party-in-interest.
  ** General loans must be repaid within five years of the date of the loan.
     Mortgage loans must be repaid within twenty years. The interest rate charged will be prime interest rate at the date of the loan; interest rates, as of April 30, 2001, range between 6% and 8.5%.

                        KPMG Consulting, Inc. 401(k) Plan

      SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR

                                 April 30, 2000

Employer Identification Number - 22-3680505
Plan Number - 001

                                                     (c)  Description of investment, including
  (a)    (b)   Identity of issue, borrower,               maturity date, rate of interest,               (e)     Current
               lessor or similar party                    collateral, par or maturity value                       value
               ----------------------------               --------------------------------------                ---------
   *    Merrill Lynch Institutional Fund                  Money Market Fund,
                                                            3,983,645.1960 units                             $    3,983,915
   *    Merrill Lynch Basic Value Fund                    Mutual Fund,
                                                            674,625.0437 units                                   25,628,997
        Fidelity Magellan Fund                            Mutual Fund,
                                                            462,950.0450 units                                   63,461,140
   *    Merrill Lynch Corporate Bond Fund -
            High Income Portfolio                         Mutual Fund,
                                                            498,125.8325 units                                    3,143,664
   *    Merrill Lynch Equity Index Trust Fund             Collective Trust,
                                                            414,697.5491 units                                   41,602,355
   *    Merrill Lynch Balanced Capital Fund               Mutual Fund,
                                                            171,452.6888 units                                    5,490,569
        Templeton Foreign Fund                            Mutual Fund,
                                                            1,003,287.3104 units                                 10,275,194
   *    Merrill Lynch Growth Fund                         Mutual Fund,
                                                            349,404.1334 units                                    9,792,584
        MFS Emerging Growth Fund                          Mutual Fund,
                                                            331,353.7506 units                                   22,697,705
   *    Blended Fixed Interest Fund                       Guaranteed Interest and Annuity Contracts,
                                                            24,430,132.112 units                                 24,430,133
        Lord Abbett Global Fund, Inc. -                   Mutual Fund,
            Income Series                                   6,443.6857 units                                         42,915

        MFS Global Equity Fund                            Mutual Fund,
                                                            16,204.2016 units                                       384,145
        Hotchkis & Wiley Small Cap Fund                   Mutual Fund,
                                                            9,062.4198 units                                        156,961
        Hotchkis & Wiley International Fund               Mutual Fund,
                                                            25,595.4022 units                                       662,921
   *    Merrill Lynch Small Cap Index Trust               Mutual Fund,
                                                            87,165.1682 units                                     1,050,939

*    Party-in-interest.

                        KPMG Consulting, Inc. 401(k) Plan

      SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AT END OF YEAR (continued)

                                 April 30, 2000

Employer Identification Number - 22-3680505
Plan Number - 001

                                                       (c)  Description of investment, including
  (a)    (b)   Identity of issue, borrower,                 maturity date, rate of interest,             (e)     Current
               lessor or similar party                      collateral, par or maturity value                     value
               ----------------------------                 --------------------------------------              ---------
   *    Merrill Lynch Aggregate Bond Index Trust             Mutual Fund,
                                                               134,550.5315 units                           $     1,349,445
   *    Merrill Lynch International Index Trust              Mutual Fund,
                                                               101,860.2946 units                                 1,452,662
        Lord Abbett Developing Growth Fund, Inc.             Mutual Fund,
                                                               72,051.8325 units                                  1,289,500
        Federated American Leaders Fund, Inc.                Mutual Fund,
                                                               4,056.6613 units                                     101,224
        Massachusetts Investors Growth Stock Fund            Mutual Fund,
                                                               276,545.0712 units                                 5,805,505
        Massachusetts Investors Trust                        Mutual Fund,
                                                               26,552.1428 units                                    549,107
        MFS Research Fund                                    Mutual Fund,
                                                               22,518.5130 units                                    679,514
        MFS Bond Fund                                        Mutual Fund,
                                                               26,919.9720 units                                    323,578
        MFS Government Securities Fund                       Mutual Fund,
                                                               15,940.6232 units                                    145,797
        Munder Net Net Fund                                  Mutual Fund,
                                                               14.0633 units                                            975
                                                                                                             --------------

                                                                                                            $   224,501,444
                                                                                                             ==============

        Loans to participants**                                                                             $     6,417,294
                                                                                                             ==============

        Cash and cash equivalents                                                                           $       165,954
                                                                                                             ==============

  *  Party-in-interest.

** General loans must be repaid within five years of the date of the loan. Mortgage loans must be repaid within twenty years. The interest rate charged will be prime interest rate at the date of the loan; interest rates, as of April 30, 2000, range between 6% and 8-1/2%.

                        KPMG Consulting, Inc. 401(k) Plan

            SCHEDULE H, ITEM 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS

                         Plan year ended April 30, 2001

Employer Identification Number - 22-3680505
Plan Number - 001

                                        (b)      Description of                                           (g)  Expense
                    (b) Relationship to      transactions including                                           incurred in
                        plan, employer        maturity date, rate                                             connection
(a)  Identity of        or other party-     of interest, collateral  (d) Purchase  (e) Selling (f) Lease        with     (h) Cost of
    party involved        in interest         par or maturity value       price         price      rental    transaction      asset
    --------------      ---------------     -----------------------    ---------     ---------  ---------    -----------     -------
   The KPMG             Plan Sponsor        Employee                                                                       $71,112
     Consulting,                            contributions *
     Inc.

   The KPMG             Plan Sponsor        Participant loan                                                                 1,589
     Consulting,                              repayments*
     Inc.

               (j)   Net
                   gain or
(i) Current         (loss)
     value         on each
   of asset       transaction
-------------  ---------------
  $71,112       $    -




    1,589            -


Note:  Items (d), (e) and (f) are not applicable.

*Employee contributions and participant loan repayments due to the Plan on June 21, 2000, inadvertently were not deposited in the Plan's account until July 14, 2000 (23 days late). Corrective action is being taken.